# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReTo Eco-Solutions, Inc., CIK 0001687277
CUSIP: G75271125
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: X-702, Tower A, 60 Anli Road, Chaoyang D, Beijing, China (F4), 100001
Date of event which requires filing of this statement: 08/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002047990

## Reporting persons
- Ever Best Trading Corporation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 980,616; sole dispositive power 0; shared dispositive power 980,616; aggregate amount beneficially owned 980,616 (5.1% of the class)
  Comment: Consists of 980,616 Class A Shares, par value US$0.10 per share ("Class A Shares"), of Issuer, held by Ever Best Trading Corporation Limited. Shishu Jiang is the sole member and director of Ever Best Trading Corporation Limited, and is deemed to beneficially own the 980,616 Class A Shares held by Ever Best Trading Corporation Limited.
  
  Based upon 19,352,636 Class A Shares outstanding as reported in Issuer's Registration Statement on Form F-3, dated September 24, 2024, filed with the U.S. Securities and Exchange Commission on September 24, 2024 (the "Form F-3").
- Shishu Jiang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 980,616; sole dispositive power 0; shared dispositive power 980,616; aggregate amount beneficially owned 980,616 (5.1% of the class)
  Comment: Consists of 980,616 Class A Shares held by Ever Best Trading Corporation Limited. Mr. Shishu Jiang is the sole member and director of Ever Best Trading Corporation Limited, and is deemed to beneficially own the 980,616 Class A Shares held by Ever Best Trading Corporation Limited.
  
  Based upon 19,352,636 Class A Shares outstanding as reported in Issuer's Form F-3.

## Item 1. Issuer
Name of issuer: ReTo Eco-Solutions, Inc.
Address of issuer's principal executive offices: c/o Beijing REIT Tech Develop Co. Ltd. X-702, Tower A, 60 Anli Road, Chaoyang District Beijing, China, 100001

## Item 2. Person Filing
Name of person filing:
Ever Best Trading Corporation Limited

Shishu Jiang
Address of principal business office or, if none, residence:
Ever Best Trading Corporation Limited
Room 706, 7th Floor, Hopson Office Building, West Dawang Road, Chaoyang District, Beijing, China

Shishu Jiang
Room 706, 7th Floor, Hopson Office Building, West Dawang Road, Chaoyang District, Beijing, China
Citizenship: Ever Best Trading Corporation Limited: Hong Kong Shishu Jiang: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Class A shares of ReTo Eco-Solutions, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, shall apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement.

## Signatures
- Ever Best Trading Corporation Limited: /s/ Shishu Jiang, Shishu Jiang\Director (12/17/2024)
- Shishu Jiang: /s/ Shishu Jiang, Shishu Jiang (12/17/2024)